April 8, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	National Property Investors 4
	Schedule TO filed March 23, 2005 by MacKenzie Patterson Fuller, Inc.
	et al.
      SEC File No. 5-47883

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filing in response to these comments.

Schedule TO-T Item 12. Exhibits

1. We note that the Purchasers have made informal agreements to contribute to the financing of the acquisition of the units subject to the offer, the expenses to be incurred in connection with the offer, and all other anticipated costs of the purchasers. We believe that these agreements should be filed as exhibits pursuant to Item 1016(d) of Regulation M-A. Since Unit holders who do not tender into the offer or who maintain their interest in the Partnership due to pro ration may want to know who will own securities purchased, amend the offer materials to disclose how purchased Units will be allocated among the numerous named bidders. Similarly, indicate each Purchaser`s financial responsibilities with respect to the offer. Depending on when this information is provided, be aware that you may need to extend the offer and disseminate additional offer materials.

2. Refer to the last comment above. Disclose how the Purchasers are funded. For example, are they funded through capital calls for specific deals? In addition, provide a brief background for each Purchaser-entity, such as when it was established, by whom, and for what purpose.

Offer to Purchase

General

3. Refer to the disclosure at the bottom of page 2 of the offer to purchase. There you state that Purchasers reserve the right upon the occurrence of any of the conditions specified in the offer materials, "to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for...." As you know, it is our view that all offer conditions, other than those related to regulatory approvals necessary for consummation of the offer must be satisfied or waived on or before the expiration date. How could Units be accepted or paid before prior to the expiration of the offer? Please revise or advise.

Is the Financial Condition of the Bidders Relevant to My Decision on Whether To Tender in the Offer? Page 5

4. Since your offer is not for all outstanding securities and the Purchasers are not reporting companies, we believe financial statements are material in the context of this offer. See
Instruction 2 to Item 10 of Schedule TO. As you are aware, we permit less extensive financial statement disclosure for individuals and bidders that are not reporting companies. See Instructions 4 and 7. Nevertheless, some financial information must be included in the Offer to Purchase. Please revise, and advise how you will disseminate this information to Unit holders.

5. Some of the Purchasers are currently engaged in other tender offers for which they also have financial commitments. This fact, including the maximum dollar amounts for which the Purchasers may be responsible under such offers, should be prominently disclosed in the offer materials. Your revised materials should address the Purchasers` ability to fund all of the financial commitments associated with this and those other offers.

If I Decide Not to Tender, How Will the Offer Affect my Units?,
Page 6

6. The disclosure here is not consistent with the discussion of the possible effects of the offer described later in the offer materials. For example, it would appear that some potential consequences are even less liquidity of remaining Units and the loss of the protections associated with registered securities, should the offer result in the deregistration of the Units.

Establishment of the Offer Price, page 8

7. We note your disclosure that "The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Partnership`s underlying assets." This implies that there is no connection between the value of the assets and the value of the Units, which may be confusing to investors. Please revise.

Tender Offer, Page 11

	Section 2, page 12

8. Refer to the paragraph that overlaps pages12 and 13. The disclosure here is convoluted and unlikely to be understandable to Unit holders. What are the "limitations of applicable law" to which you refer here? Under what circumstance would Purchasers retain tendered securities without paying for them or extending the offer?

Section 6, page 14

9. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.

Section 7, page 15

10. In this section, you state that you will not pay for tendered Units until you receive confirmation that the general partner will recognize the transfer of those Units to you. However, you do not discuss any potential for delays in payment for tendered Units anywhere else in the offer materials. Please discuss the potential for any such delays, if applicable, throughout the offer to purchase, including in the summary term sheet.

Section 13, page 24

11. Many of your offer conditions are vaguely and broadly drafted, such that a Unit holder would be unlikely to be able to determine whether or not an offer condition had been "triggered." Therefore, it is our position that if you believe an event implicates on the listed offer condition, you must immediately advise as to how Purchasers will proceed. For example, you may not wait until the end of the offer to terminate it based on an event that occurred on day two of the offer. Please confirm your understanding supplementally.

Closing Comments

     As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1762. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Julia E. Griffith
							Special Counsel,
							Office of Mergers
							and Acquisitions